April 2, 2025

Joel Latham
Chief Executive Officer
Incannex Healthcare Inc.
Suite 105, 8 Century Circuit Northwest
NSW 2153 Australia

       Re: Incannex Healthcare Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 18, 2025
           File No. 001-41106
Dear Joel Latham:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1.     We note your references in your preliminary proxy statement to an
"alternative
       cashless exercise" feature in the Series A Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to
       "alternative cashless exercise" and exclusively use the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.
 April 2, 2025
Page 2
2.     We note your disclosure on page 13 that if stockholders approve the
Issuance
       Proposal, assuming the full exercise of the Series A Warrants at the floor price of
       $0.216, and assuming the Series A Warrants are exercised on an alternative cashless exercise basis, an aggregate of approximately 347,222,700 additional shares of common stock will be issued and the ownership interest of your existing stockholders would be correspondingly reduced. In each instance in your proxy statement where you describe Proposal 1, which is asking stockholders to approve the issuance of the common stock underlying such warrants, please clarify the total number of Series A
       Warrants that were issued and the total number of common stock that may be issuable upon the exercise of those warrants, using the assumptions you disclose on page 13.
3.     Please highlight that the    alternative cashless exercise    provision
would allow a
       warrant holder to receive 3 shares of common stock without having to make any exercise payment. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series A Warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.
Proposal No. 1 APPROVAL OF THE ISSUANCE PROPOSAL, page 9

4.     We note Section 4(a) of your Series A Form of Warrant, filed as Exhibit
4.1 to your
       March 10, 2025 Form 8-K, grants purchase rights to warrant holders. Please revise your disclosure, where appropriate, to describe the material terms of the purchase rights.
Required Approvals for the Exercise of the Series A Warrants, page 9

5. We note that you state you are seeking stockholder approval for certain terms of the
       Series A Warrants. We further note your descriptions of the warrant terms you are seeking approval for in bullets (a) through (e) reference a significant number of defined terms contained in the Form of Series A Warrant Agreement. Please review and revise the disclosure here to provide stockholders, in plain English, a clear and concise presentation of essential information about the terms of the Series A Warrants for which you are seeking stockholder approval. For example, only, if accurate, please revise your disclosure to:
       1. Clarify that the adjustment provision set out in bullet (a) could result in the number of shares of common stock underlying the warrants to increase as your stock price falls subject to the floor price, resulting in up to a tenfold increase in the number of shares underlying the warrants from 11,574,090 shares to
            115,740,900 shares; and
       2. Clarify the    alternative cashless exercise provision    described
in bullet (d) could
            result in a warrant holder receiving three times the number of shares underlying the warrants.
       Finally, it appears that these terms can be used in concert and the potential dilution can therefore be compounded. Please clarify this point or otherwise advise.
 April 2, 2025
Page 3
6. We note your Series A Voluntary Adjustment of Exercise Price is [s]ubject to the
       rules and regulations of the Nasdaq Stock Market LLC.    Please revise
your disclosure
       to explain the material    rules and regulations of the Nasdaq Stock
Market LLC    that
       may affect this provision.
Potential Adverse Effects of the Approval of the Warrant Stockholder Approval Provisions, page 13

7. We note your disclosure under the above listed heading that up to approximately
       347,222,700 additional shares of common stock could be issued upon cashless exercise of the Series A Warrants. In order to clarify the "substantial dilution" that may be suffered if the Issuance Proposal is approved and implemented, please revise this paragraph to put this figure in context by stating that as of March 12, 2025, the company had only 27,546,753 shares of common stock outstanding.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jason Miller